UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 333-115220

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Florida Community Bank
Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Florida Community Banks, Inc.
1400 North 15th Street
Immokalee, Florida  34142-2202

The Florida Community Bank Employee Stock Ownership Plan is subject to ERISA and elects to file Plan Financial Statements and Schedules are prepared in accordance with the financial reporting requirements of ERISA.

Furnished herewith are the financial statements of the plan as of December 31, 2008 and 2007 and for the year ended December 31, 2008.

CONTENTS

                                                                                                                                                                                                                                                                       Page
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM                                                                                                                                                                                                                            1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits                                                                                                                                                                              2

Statements of Changes in Net Assets Available for Benefits                                                                                                                                                         3

Notes to Financial Statements                                                                                                                                                                                                              4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                                                                                                                     13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 29, 2009

Plan Administrators and Participants
Florida Community Bank Employee Stock Ownership Plan
Immokalee, Florida

We have audited the accompanying statements of net assets available for benefits of Florida Community Bank Employee Stock Ownership Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note H to the financial statements, subsequent to December 31, 2008, the market price of the common stock of Florida Community Banks, Inc. has significantly decreased.  The common stock of Florida Community Banks, Inc. represents a significant portion of the Plan’s assets.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole.  The supplemental schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and for complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements.  This schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

s/s WAKM, LLC
Birmingham, Alabama

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

ASSETS	2008	2007

Investments, at fair value
Cash and money market funds	$25,507	$4,041
Sponsor company common stock	449,213	4,973,543

	474,720	4,977,584

LIABILITIES

Administration fee payable	1,899	699

Net Assets Available for Benefits	$472,821	$4,976,885

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

Additions to Net Assets Attributed to
Investment income:
Net depreciation in fair value of
investments	$(4,425,260)	$(1,654,336)
Interest and dividends	749	93,818

	(4,424,511)	(1,560,518)

Contributions:
Company contributions	-	631,916
Participant contributions	49,341	101,888

	49,341	733,804

	(4,375,170)	(826,714)

Deductions from Net Assets Attributed to
Distributions to participants	127,660	319,002
Administrative fees	1,234	-

	128,894	319,002

Net Decrease	(4,504,064)	(1,145,716)

Net Assets Available for Benefits -
beginning of year	4,976,885	6,122,601

Net Assets Available for Benefits -
end of year	$472,821	$4,976,885

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE A - DESCRIPTION OF THE PLAN

The following description of Florida Community Bank Employee Stock Ownership Plan (the Plan) provides only general information.  Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution employee stock ownership plan (the ESOP) established to provide benefits to the eligible employees of Florida Community Banks, Inc. (the Company) and its subsidiaries.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As more fully described in Note 1 of the consolidated financial statements of the Company's Form 10-K/A for the year ended December 31, 2008, the Company's consolidated financial statements were prepared on a going concern basis.  As noted in Note E, the Plan had the majority of its investments in the common stock of Florida Community Banks, Inc.; therefore, the Plan's financial statements were prepared on a going concern basis.

Participation
Any employee is entitled to participate in the Plan following satisfaction of the Plan eligibility requirements on the January 1st and July 1st entry dates; see Note B.  Participation in the Plan is voluntary.

Contributions
Total contributions made by or on behalf of participants annually cannot exceed the lesser of a) 100 percent of the annual compensation of a participant, as defined in the Plan, or b) $46,000 adjusted annually.  Participants’ individual annual contribution can be made up to 100 percent of annual compensation, as defined in the Plan, but not to exceed the amount allowed by the Internal Revenue Code (the IRC).  Eligible participants aged 50 or over may also elect to make additional catch-up contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act of 2001.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into the investment option offered by the Plan.  The Plan currently offers the Company’s common stock as the investment option for participants.  Profit sharing amounts may be contributed at the option of the Company's Board of Directors.  All employer contributions are invested directly in the Company's common stock.  Contributions are subject to certain limitations.  The Company elected not to make a discretionary contribution in 2008.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Allocation of Benefits
Profit sharing contributions shall be allocated to each eligible participant's account in the same ratio as each eligible participant's salary as a percent of the total salary of all eligible participants.  A participant shall be eligible for an allocation of employer profit sharing if the participant is employed on the last day of the contribution determination period and, if such period is 12 months, completed 500 hours of employment (during a short plan year, the number of the hours of service required shall be proportionately reduced based on the number of full months in the short plan year), retired, died, or became totally and permanently disabled prior to the last day of the contribution determination period.  The contribution determination period for purposes of determining and allocating employer profit sharing contributions means the Plan year.  Forfeitures shall be allocated to eligible participants’ accounts pursuant to the Plan.

Vesting
Participants are immediately fully vested in their contributions plus earnings thereon.  Upon a participant's attainment of normal retirement age (60), death, or permanent disability or the seventh anniversary of the time the participant commenced participation in the Plan, the participant will become 100-percent vested.  In the event a participant terminates employment, vesting in the employer's contribution is based on years of credited service as follows:

Years of Credited Service	Vested Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

NOTE A - DESCRIPTION OF THE PLAN - Continued

Benefit Payments
Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  Vested benefits that do not exceed $5,000 will be distributed in a single lump-sum payment following the event that entitles the participant to a distribution and after all allocations to the participant have been properly recorded in the participant's account.  Vested benefits that exceed $5,000 require a participant's consent to the distribution under one of two methods:  a) a single lump-sum payment; or b) installments over a period of not more than the participants assumed life expectancy or the participant and the participant’s beneficiaries’ assumed life expectancies.  Forfeitures shall be allocated to eligible participants' accounts pursuant to the Plan.  Benefits are recorded when paid.

Forfeited Accounts
Forfeited accounts attributable to employer discretionary contributions will be reallocated to participants in the same manner as employer contributions.  For the years December 31, 2008 and 2007, forfeitures totaled $3,479 and $63,506, respectively.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100-percent vested in their employer contributions.

Investment Options
Upon enrollment in the Plan, a participant may direct contributions to the following investment at their discretion:

Florida Community Banks, Inc. common stock

Voting Rights
All voting rights on shares of Company stock held in the Plan shall be exercised by the trustee as directed by the Board of Directors of the Sponsor.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, through its Board of Directors, authorized the adoption of an ESOP for the benefit of its employees on December 24, 2003.  The ESOP provides for contributions of a portion of the Company net profits to a trust for the benefit of participating employees.  The Company’s Board of Directors annually determines the amount of the contribution, which the contribution shall be invested primarily in the capital stock of Florida Community Banks, Inc.  Contributions are also subject to the percentage of earnings limitations imposed by the Internal Revenue Code of 1986, as amended.  All full-time employees become eligible to participate in the ESOP when they have completed 12 months of service prior to January 1st or July 1st.  An employee's rights under the ESOP vest 20 percent after two years of service and an additional 20 percent for each of the next four years of service, being fully vested after six years of credited service.  A year of service is defined as an ESOP year in which the employee has worked a minimum of 1,000 hours for the Company.

The contributions are allocated to each participant in the proportion that an employee's compensation bears to the compensation of all participants in the ESOP.

Basis of Accounting
The accompanying financial statements and supplemental schedule of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period.  Actual results could differ from those estimates.

Administrative Expenses
The administrative expenses of the Plan may be paid out of the trust fund unless paid by the Company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Valuation and Income Recognition
The Plan's investments are stated at fair value.  The Company's common stock is valued at its most recent market price, as determined by a third-party valuation.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Tax Status
The Internal Revenue Service (the IRS) has informed the Plan, by a favorable determination letter dated May 6, 2005, that the Plan is acceptable under Section 401 of the IRC for use by employers for the benefit of their employees.

Related Party Transactions
Certain investments are shares of the Company's common stock and qualify as party in interest (see Note D).

Nonparticipant-Directed Investment
The majority of the Company's common stock is nonparticipant directed because the discretionary contribution amounts are invested directly in employer stock and cannot be redirected by the participant.

Risks and Uncertainties
Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions.  Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Effects of New Accounting Pronouncements
Effective January 1, 2008 the Plan adopted the provision of SFAS No. 157, Fair Value Measurements.  See Note G.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2), that delays the effective date of SFAS No. 157’s fair value measurement disclosure requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis to years beginning on or after November 15, 2008 (calendar year 2009).  The Plan does not expect the adoption of SFAS No. 157 for nonfinancial assets and liabilities to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for calendar year 2008.  The adoption of SFAS No. 159 did not have a significant impact on the Plan’s financial statements.

NOTE C - INVESTMENT INFORMATION

The following presents investments at December 31, 2008 and 2007, that represent five percent or more of the net assets of the Plan:

	2008	2007

Florida Community Banks, Inc. common stock, 223,489 shares and 237,514 shares, respectively	$ 449,213	$ 4,973,543

During 2008 and 2007, the investments by the Plan (including gains and losses on investments sold during the year, as well as held during the year) depreciated in value, as follows:

	2008	2007

Common stock	$(4,425,260))	$(1,654,336)

NOTE D - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering services to the Plan, the employer and certain others.  Accordingly, transactions conducted with the Company, who is the plan sponsor, qualify as party-in-interest transactions.

At December 31, 2008 and 2007, the Plan held investments in the Company's common stock valued at $449,213 and $4,973,543, respectively.  During 2008 and 2007, the Plan's investment in the Company's common stock had recognized depreciation of $(4,425,260) and $(1,654,336), respectively.  During 2007, the Company made a noncash contribution to the plan of 21,520 shares of the Company’s common stock with a value of $631,916 at the date of the contribution.  There were no discretionary contributions of stock in 2008.

The Company issued a 1.2 for 1.0 common stock split in October 2007 resulting in an increase in the number of shares held by the plan by 37,085.

NOTE E - CONCENTRATION OF MARKET RISKS AND OTHER EXPOSURES

The Plan had investments in the common stock of Florida Community Banks, Inc. of $449,213 and $4,973,543, approximating 95.0 and 99.9 percent of net assets at December 31, 2008 and 2007, respectively.

The investments in the common stock of Florida Community Banks, Inc. are exposed to market risk and potential economic loss that may result from adverse changes in fair value.  Other investments of the Plan are also exposed to various risks, such as market risk, interest risk, and credit risk.

Due to the level of risk associated with the common stock of Florida Community Banks, Inc. and other investments of the Plan, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.  Subsequent to December 31, 2008, the market price of Florida Community Banks, Inc. common stock has decreased significantly as discussed in Note H.

NOTE F - PLAN AMENDMENTS

Effective on January 1, 2008, the Plan was amended to clarify compliance with final regulations of Section 415 related to total compensation.

NOTE G - FAIR VALUE MEASUREMENTS

The Plan adopted the provisions of the Statement of Financial Accounting Standards Board (SFAS) Statement No. 157, Fair Value Measurements, effective January 1, 2008, on a prospective basis. FASB Statement No. 157 defines fair value for financial reporting purposes as the price that would be received to sell an asset or paid to transfer a liability in an orderly market transaction between market participants at the measurement date (reporting date).  Under the statement, fair value is based on an exit price in the principal market or most advantageous market in which the reporting entity could transact.  SFAS Statement No. 157 does not require new fair value measurements but does apply under other accounting pronouncements where fair value is required or permitted.

NOTE G - FAIR VALUE MEASUREMENTS - Continued

For each asset and liability required to be reported at fair value, Plan management has identified the unit of account and valuation premise to be applied for purposes of measuring fair value.  The unit of account is the level at which an asset or liability is aggregated or disaggregated for purposes of applying SFAS Statement No. 157.  The valuation premise is a concept that determines whether an asset is measured on a stand-alone basis or in combination with other assets.  For purposes of applying the provisions of SFAS Statement No. 157, the Plan measures its assets and liabilities on a stand-alone basis then aggregates assets and liabilities with similar characteristics for disclosure purposes.

SFAS Statement No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.  Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan.  Unobservable inputs are inputs that reflect the Plan’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•
Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•
Level 2 - Valuations based on observable inputs, including quoted prices (other than Level 1) in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, such as interest rates, yield curves, volatilities and default rates, and inputs that are derived principally from or corroborated by observable market data.

•	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE G - FAIR VALUE MEASUREMENTS - Continued

If the determination of fair value measurement for a particular asset or liability is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.  Plan management’s assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the asset or liability measured.

Valuation techniques: The techniques used in the valuation of the Plan’s assets and liabilities under SFAS Statement No. 157 are noted below.

Company stock:  The Company's common stock is valued at estimated current market value, as determined by a third-party valuation.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The method above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuations method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB Statement No. 157.  The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Fair Value Measurement at Report Date Using
DESCRIPTION	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total

Company Stock	$ -	$ 449,213	$ -	$ 449,213

	$ -	$ 449,213	$ -	$ 449,213

NOTE H - SUBSEQUENT EVENT

Subsequent to December 31, 2008, the fair value of Florida Community Banks, Inc. common stock has decreased in value.  As discussed in Note E, common stock of Florida Community Banks, Inc. is the Plan’s major asset.  On June 18, 2009, the last trade of Florida Community Banks, Inc. common stock was for $0.51 per share.  The trade information was acquired from an independent financial listing.  As discussed in Note 1 of the Form 10-K/A for the year ended December 31, 2008, the Company is under increased regulatory scrutiny.  If the Company were unable to adequately satisfy regulatory concerns, further actions by its primary regulator could result in the appointment of a conservator.  If such appointment occurred, the value of the shares of Company stock held by the Plan would be zero.

SUPPLEMENTAL SCHEDULE

FLORIDA COMMUNITY BANK EMPLOYEE STOCK OWNERSHIP PLAN
EIN 59-0153880
PLAN# 003
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

	(c) Description of investment
	including maturity date, rate of
(b) Identity of issue, borrower,	interest, collateral, par or		(e) Current
(a) lessor, or similar party	maturity value	(d) Cost	value

* Florida Community Banks, Inc. common stock	223,514 shares of common stock	$3,190,395	$449,213
* Florida Community Banks, Inc. money market	Money market funds	25,507	25,507

		$3,215,902	$474,720

* Party in interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Florida Community Bank Employee Stock Ownership Plan

Florida Community Banks, Inc., as Trustee

Date: June 29, 2009                                             By:   /s/  Michael Jordan
                  Michael Jordan
                  Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Warren, Averett, Kimbrough & Marino, LLC

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